UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

SUN PHARMA AND TARO ANNOUNCE TERMINATION OF PROPOSED TRANSACTION

Hawthorne, New York & Mumbai, India, February 8, 2013: Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro”) and Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (together with its subsidiaries, “Sun Pharma”) announced today that they have mutually agreed to terminate their merger agreement, announced in August 2012, pursuant to which all shareholders of Taro (other than Sun Pharma and its affiliates) would have received a cash payment of $39.50 per share upon the closing of the merger.

Each of Sun Pharma and Taro (at the direction of the Special Committee) agreed that terminating the merger agreement was in the best interest of the respective companies and shareholders.

About Taro Pharmaceutical Industries Ltd.

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. More information about Taro can be found on Taro’s website at www.taro.com.

About Sun Pharmaceutical Industries Ltd.

Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. is an international, integrated, specialty pharmaceutical company. It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, the United States and several other markets across the world. In India, the company is a leader in niche therapy areas of psychiatry, neurology, cardiology, gastroenterology, orthopedics and ophthalmology. Sun Pharma has strong skills in product development, process chemistry, and manufacturing of complex API, as well as dosage forms. More information about Sun Pharma can be found at Sun Pharma’s website at www.sunpharma.com.

Contact Information

Taro Pharmaceutical Industries Ltd.
William J. Coote Tel +1 914 345 9001 E-mail william.coote@taro.com

Sun Pharmaceutical Industries Ltd.
Nimish Desai Tel +91 22 6645 5645, Ext. 717 Tel Direct +91 22 6645 5717 Mobile +91 98203 30182 E-mail nimish.desai@sunpharma.com	Mira Desai Tel +91 22 6645 5645, Ext. 606 Tel Direct +91 22 6645 5606 Mobile +91 98219 23797 E-mail mira.desai@sunpharma.com

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Taro Pharmaceutical Industries Ltd.

SAFE HARBOR STATEMENT

Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances that Sun Pharma or Taro “estimates,” “believes,” or “expects” to happen or similar language.  The forward-looking statements in this press release are based on the current expectations of Sun Pharma and Taro and are made only as of the date of this press release and involve certain risks and uncertainties that could cause actual results to differ materially from future results that may be expressed or implied by such forward-looking statements.  Unless required by law, neither Sun Pharma nor Taro undertake any obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 8, 2013

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer and Director